UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A. Issues Statement on Government of Colombia Financing Commitment

and Colombian Court Injunction

BOGOTA, Colombia, September 12, 2020 – Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC: PFAVH) (the “Company” or “Avianca”) today issued a statement regarding the commitment from the Government of Colombia to participate in the Company’s expected debtor-in-possession (“DIP”) financing, following the injunction issued by the Administrative Court of Cundinamarca. Avianca commented as follows:

Avianca reiterates its gratitude to the Republic of Colombia for its continuing support and commitment to participate in the Company’s debtor-in-possession (DIP) financing. Avianca’s DIP financing, which is supported not only by the government of Colombia but also by the Company’s existing lenders and by more than 90 additional third-party institutional investors, is critical to sustain Avianca’s operations, maintain connectivity throughout Colombia, and help support the country’s economic recovery.

Avianca looks forward to presenting information to the Colombian courts in the coming days, alongside information being presented by the government of Colombia, that will demonstrate that participation by the Republic of Colombia in the Company’s debtor-in-possession financing is a beneficial transaction for the country. The transaction has been structured in a way that provides substantial collateral support as well as attractive economic returns to the Republic that are equal to those of other senior secured private institutional investors, and ahead of certain other key stakeholders and third-party lenders in a US$ 700 million subordinated loan.

We expect to file our DIP motion with the U.S. Bankruptcy Court in the coming week and are confident that the Colombian courts will authorize the Colombian government to move forward with funding in a timely manner.

Additional information about the DIP financing is available on Avianca’s website (www.aviancaholdings.com).

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned US$ 4.6 billion in 2019 and carried 30.5 million passengers.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations, and beliefs including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the impacts of COVID-19. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Central America Media Contacts

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary